[redacted]

13011007

UNIT
SECURITIES AND
Washing.

SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 52125

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Portfolio Advisors Alliance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Madison Avenue, Suite 1410
(No. and Street)

New York	**NY**	**10016**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kerri Wasserman **(212) 812-8900**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/4

EM 3/8/13

OATH OR AFFIRMATION

I, **Kerri Wasserman**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Portfolio Advisors Alliance, Inc.**, as of **December 31**, **2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAZO MOLINA YASMIN
NOTARY PUBLIC, State of New York
No. 01LA6174922
Qualified in Nassau County
Commission Expires Oct 1, 2015

Yasmin Lazo Molina
Notary Public

Kerri Wasserman
Signature

PRESIDENT
Title

STATE OF NEW YORK } ss:
COUNTY OF NASSAU
SUBSCRIBED AND SWORN TO
BEFORE ME THIS
30th DAY OF January 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

PORTFOLIO ADVISORS ALLIANCE, INC.
Financial Statements
For the Year Ended
December 31, 2012
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Portfolio Advisors Alliance, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Portfolio Advisors Alliance, Inc. which comprise the statement of financial condition as of December 31, 2012 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements that are to be filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Portfolio Advisors Alliance, Inc. as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

February 27, 2013
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

PORTFOLIO ADVISORS ALLIANCE, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	28,003
Accounts receivable from clearing broker		22,585
Prepaid expenses		17,750
Property and equipment, net of accumulated depreciation of $13,447		-
Deposits with clearing brokers		50,000
Other assets		87
Total Assets	$	118,425

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	11,380
Accrued litigation costs		20,000
Accrued commissions		18,350
Due to related party		5,917
Total Liabilities		55,647
STOCKHOLDER'S EQUITY		
Common stock, no par value, stated value $.10, 500,000 shares authorized, 125,000 shares issued and outstanding		12,500
Paid-in capital		339,402
Retained earnings (deficit)		(289,124)
Total Stockholder's Equity		62,778
Total Liabilities and Stockholder's Equity	$	118,425

The accompanying notes are an integral part of these financial statements.

PORTFOLIO ADVISORS ALLIANCE, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2012

REVENUES		
Commissions	$	667,748
Private placements		854,218
Total revenues		1,521,966
GENERAL AND ADMINISTRATIVE EXPENSES		
Commissions, compensation and benefits		1,237,968
Clearing costs		65,444
Occupancy		36,106
Other operating expenses		196,450
Total expenses		1,535,968
INCOME (LOSS) BEFORE INCOME TAXES		(14,002)
INCOME TAXES		-
NET INCOME (LOSS)	$	(14,002)

The accompanying notes are an integral part of these financial statements.

PORTFOLIO ADVISORS ALLIANCE, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ (14,002)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Decrease in receivables from clearing broker	5,202
Decrease in accounts payable and accrued expenses	(27,855)
Increase in accrued litigation	20,000
Decrease in prepaid expenses and other assets	30,604
NET CASH PROVIDED BY OPERATING ACTIVITIES	13,949
CASH FLOW FROM FINANCING ACTIVITIES:	
Increase in due to related party	5,548
NET CASH PROVIDED BY FINANCING ACTIVITIES	5,548
NET INCREASE IN CASH AND CASH EQUIVALENTS	19,497
CASH BALANCE:	
Beginning of year	8,506
End of year	$ 28,003

The accompanying notes are an integral part of these financial statements.

PORTFOLIO ADVISORS ALLIANCE, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2011	$ 12,500	$ 339,402	$ (275,122)	$ 76,780
Net income (loss)			(14,002)	(14,002)
Balance, December 31, 2012	$ 12,500	$ 339,402	$ (289,124)	$ 62,778

The accompanying notes are an integral part of these financial statements.

PORTFOLIO ADVISORS ALLIANCE, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of California. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company's business is retail brokerage of marketable securities and private placements for customers located throughout the United States. The Company operates from offices located in New York, New York.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company computes its income taxes under FASB Accounting Standards Codification 740. Under FASB Accounting Standards Codification 740, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10 the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2009.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customer's securities transactions are reported on a settlement date basis. There is no significant difference between settlement and trade date.

Date of Management's Review: Subsequent events were evaluated through February 27, 2013, which is the date the financial statements were available to be issued.

NOTE B – NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $44,941, which was $39,941 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 1.24 to 1.0.

NOTE C – OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D – DEPOSITS AT CLEARING ORGANIZATION

The Company clears all of its proprietary and customer transaction through other broker-dealers on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firms. Provided that the Company is not in default of its obligations or liabilities to the clearing firms, the clearing firms will return the security deposits following termination of the fully disclosed correspondent/clearing agreement.

NOTE E – INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense	$ 2,000
Deferred income tax expense (benefit)	(2,000)
Income tax expense	$ -

Current income tax expense differs from the expected amount based on statutory rates due to non-deductible accrued liabilities.

The net deferred tax asset consists of the following:

Deferred tax asset arising from net operating loss carryforward	$ 25,000
Valuation allowance	(25,000)
	$ -

The most significant component of deferred tax assets arises from net operating loss carryforwards. Since it is more likely than not that deferred tax assets will be unrealized, a valuation allowance equal to the deferred tax asset has been provided.

As of December 31, 2012, the Company has net operating loss carryforwards that may be used to offset future taxable income of approximately $84,000. The loss carryforwards are due to expire in 2026.

NOTE F – CONTINGENCIES

The Company is subject to litigation in the ordinary course of business. At December 31, 2012, the Company has one customer arbitration matter and one regulatory/disciplinary actions in progress.

A customer has brought a claim for restitution of alleged losses totaling $390,000, plus attorney fees and interest, for alleged unsuitability and breach of fiduciary duty. These allegations relate to a time period before acquisition of the Company by its present owners. Management believes that any settlement costs should be borne by the former owner and $10,000 has been accrued in the accompanying financial statements for the legal costs expected to be incurred.

In the regulatory matter, the regulator is seeking censure and a $75,000 fine for alleged violation of rules that occurred prior to the acquisition of the Company by its present owners in November

NOTE F – CONTINGENCIES (CONTINUED)

2010. Because the alleged violations occurred prior to the purchase of the Company by its present owners, management believes that this matter can be settled for $10,000 and this amount has been accrued in the accompanying financial statements.

In addition, in December 2012, a regulator has commenced disciplinary action against two registered reps and the owner of the Company for alleged selling-away and is seeking complete restitution of approximately $1,200,000, plus accumulated interest. This matter does not appear to directly involve the Company at this time.

NOTE G – RELATED PARTY TRANSACTIONS

The Company operates from office facilities and utilizes personnel provided by a related entity pursuant to an Expense Sharing Agreement. Under the terms of the Expense Sharing Agreement the related party allocates expenses it incurs to the Company according to utilization of office facilities and equipment.

The Company paid the related entity approximately $44,800 during 2012 under the expense sharing agreement.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

SUPPLEMENTAL INFORMATION

SCHEDULE I
PORTFOLIO ADVISORS ALLIANCE, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2012

NET CAPITAL:

Total stockholder's equity	$ 62,778
Less nonallowable assets:	
Prepaid expenses	(17,750)
Other assets	(87)
	(17,837)
Net capital before haircuts	44,941
Less haircuts	-
Net capital	44,941
Minimum net capital required	5,000
Excess net capital	$ 39,941
Aggregate indebtedness	$ 55,647
Net capital based on aggregate indebtedness	$ 3,709
Ratio of aggregate indebtedness to net capital	1.24 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2012

Net capital as reported in Part II of Form X-17a-5	$ 64,941
Audit adjustment to accrue estimated cost to settle litigation and regulatory matters	(20,000)
Net capital as reported above	$ 44,941

PORTFOLIO ADVISORS ALLIANCE, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholders
Portfolio Advisors Alliance, Inc.

In planning and performing our audit of the financial statements of Portfolio Advisors Alliance, Inc., for the year ended December 31, 2012, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Portfolio Advisors Alliance, Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 27, 2013
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders of Portfolio Advisors Alliance, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Portfolio Advisors Alliance, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority and SIPC, solely to assist you and the other specified parties in evaluating Portfolio Advisors Alliance, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Portfolio Advisors Alliance, Inc.'s management is responsible for Portfolio Advisors Alliance, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 27, 2013

Rubio CPA, PC

RUBIO CPA, PC

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended Dec 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Protofolio Advisor

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 3,602 -
B. Less payment made with SIPC-6 filed (exclude interest) 7-24-12 Date Paid		(2,176 -)
C. Less prior overpayment applied		(-)
D. Assessment balance due or (overpayment)		-
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		-
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,426 -
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1426 -	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of _______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 20 12
and ending DEC 31, 20 12

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,521,965 -
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	15,811 -
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	65,444 -
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	X
Total deductions	81,255 -
2d. SIPC Net Operating Revenues	$ 1,440,710 -
2e. General Assessment @ .0025	$ 3,602 -

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